Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
Stewart.gregg@allianzlife.com
www.allianzlife.com

May 8, 2013

Ms. Sally Samuel
Insured Investments Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Initial Registration Statements on Form N-4 and S-1

Allianz Life Insurance Company of North America
Allianz Life Variable Account B
File Nos.               333-185864, 333-185866 and 811-05618

Dear Ms. Samuel:

We received oral comments from you on May 2 and 3, 2013, and April 10, 2013, and written comments from you dated March 5, 2013 with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments.

Attached to this letter are redlined pages of the prospectus that have been revised to respond to your May 2nd and 3rd comments. The responses to comments apply to both filings as applicable. All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on April 18th.

COMMENTS RECEIVED MAY 2 and 3, 2013

1.      General Comment

Comment:

Please clarify that withdrawals from the Index Protection Strategy Index Options before the Index Anniversary get the Alternate Minimum Value.

Response:

Additional disclosure has been added to the prospectus.

2.      Cover Page

Comments:

(a)	As required by Form S-1, please include the address and phone number for the Company on the cover page.

(b)	Please clarify that withdrawals before the Index Anniversary from the Index Performance Strategy Index Option do not receive the Declared Protection Strategy Credit.

(c)	Please repeat the following sentence in the Summary and Risk Factors sections of the prospectus.

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The Index Performance Strategy includes a risk of potential loss of principal for negative performance in excess of the Buffer. You can lose money that you allocate to the Index Performance Strategy as a result of Index fluctuations.

Responses:

(a)	We reviewed Form S-1 and this is not required. Form S-1 requires information required by Item 501 and 502 of regulation S-K. These items do not require address or phone number.

The front cover of our prospectus states that our address and phone number are on the back cover page. A cross-reference to the address and telephone number is also contained in the definition of Service Center in the Glossary, and a cross-reference to the address for mailing checks is also contained in the definition of Good Order in the Glossary and in section 4, Purchasing the Contract – Purchase Requirements.

(b)	Additional disclosure has been added to the prospectus.

(c)	We repeated the sentence as requested.

3.      Glossary (pages 3-6)

Comments:

(a)
In the definition of Contract Value, please indicate that Credits under the Index Performance Strategy can be negative. Please also clarify that application of the Daily Adjustment occurs on days other than an Index Anniversary.

(b)	In the appropriate definitions, please indicate what happens if an Index Anniversary is not a Business Day.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

4.      Summary (page 7)

Comments:

(a)	In the fourth sentence of the first paragraph please change “multiple Crediting Methods” to “either Crediting Method” as you currently only offer two methods.

(b)	In the first paragraph please clarify that any money invested in an Index Option cannot be moved to a Variable Option for a six-year period.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

5.      Summary– What are the Contract’s Benefits? (pages 7-8)

Comments:

(a)	In the second sentence of the paragraph regarding the Index Performance Strategy, please repeat the parenthetical to the Index Anniversary in the last half of the sentence.

(b)	In the paragraph regarding the Index Performance Strategy, please indicate that the Index values used to calculate the Index Option Value are stated on the Index Options Statement.

(c)
In the paragraph regarding the Index Performance Strategy, you state that you publish changes to the Caps and Buffers on the website one week before they take effect. This appears to be inconsistent with the subsequent statement that the minimum and actual Buffers do not change for the entire time the Owner has the Contract.

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(d)	Please delete all references to removing an Index from the Contract as it is our understanding that an Index will not be removed without being replaced.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

(c)	Additional disclosure has been added to the prospectus.

(d)	Additional disclosure has been added to the prospectus.

6.      Summary – How Can I Allocate My Purchase Payments? (pages 8-9)

Comment:

The first sentence of the Note to this section states additional Purchase Payments made after the Index Effective Date must be allocated to the Variable Options until the next Index Anniversary. This conflicts with information in section 4, Allocation of Purchase Payments and Transfers Between the Allocation Options which states that future Purchase Payment allocation instructions to the Index Options are put into the AZL Money Market Fund.

Response:

Additional disclosure has been added to the prospectus.

7.      Summary – What Are the Different Values Within the Contract? (pages 9-10)

Comments:

(a)	Please add the following disclosure to the prospectus.

The Daily Adjustment is meant to approximate the Index Option Value on the next Index Anniversary, as adjusted for gains during the Index Year subject to the Cap and losses in excess of the Buffer. The application of the Daily Adjustment is based on your agreement to be exposed to Index Anniversary gains in Index value subject to the Cap and losses in Index value in excess of the Buffer. The Daily Adjustment does this by tracking the hypothetical value of a Proxy Investment (called the Proxy Value) each Business Day other than an Index Anniversary using the formula in Appendix B. The Proxy Investment is designed to return the same amount as the Index Option on an Index Anniversary (an amount equal to the Performance Credit as determined using the applicable Cap and Buffer). Between Index Anniversaries, the Proxy Investment provides a current estimate of what the Index value gain or loss would be if the investment were held until the Index Anniversary. The actual value of the relevant Index is not used in the Daily Adjustment calculation. The Daily Adjustment does not give you the actual Index return on the day of the calculation.

(b)	Please bold the last sentence of the last paragraph on page 9, and also bold this sentence where it appears in the Risk Factors section.

Responses:

(a)	Revised as requested.

(b)	Revised as requested.

8.      Summary – Can I Transfer Index Option Value Between the Allocation Options? (page 10)

Comment:

Money can only be transferred from an Index Option to a Variable Option on every sixth Index Anniversary. Can money that is invested in an Index Option during the middle of a six-year Index investment term be transferred to the Variable Options at the conclusion of the Index term, or must this money be invested in the Index Option for six years before it can be transferred? Is there any

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minimum period that money invested in the middle of a term must be contained in the Index Option before being transferred to the Variable Options?

Response:

Additional disclosure has been added to the prospectus.

9.      Summary – How Can I Take Money Out of My Contract? (pages 10-11)

Comment:

Please simplify the language you added to clarify how amounts withdrawn from an Index Performance Strategy Index Option receive the Daily Adjustment.

Response:

Additional disclosure has been added to the prospectus.

10.      Risk Factors (pages 15-17)

Comment:

Add a section that discusses the risk to an Owner if they do not review the new Caps for the next Index Year during the period they are available and their money remains in their previously selected Index Options during the next Index Year. Please clearly state the Owner is subject to the newly declared Caps and the Daily Adjustment until the next Index Anniversary.

Response:

Additional disclosure has been added to the prospectus in Risk Factors - Changes to Caps, Buffers, and Declared Protection Strategy Credits.

11.      Risk Factors – Liquidity Risk (page 15)

Comment:

In the third sentence of the second paragraph please clarify the instances in which you calculate that the Daily Adjustment.

Response:

Additional disclosure has been added to the prospectus.

12.      Risk Factors – Substitution of an Index (page 16)

Comments:

(a)	Please be more specific about how the calculation of an Index could change substantially.

(b)	Please state whether any substitute Index will be substantially similar to the Index it is replacing.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

13.      Risk Factors – Changes to Caps, Buffers, and Declared Protection Strategy Credits (page 16)

Comment:

Specify what an Owner needs to do and in what time frame to avoid being subject to the Daily Adjustment.

Response:

Additional disclosure has been added to the prospectus.

14.      Section 7, Index Options (page 30)

Comment:

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Please add a plain English discussion of why the Company is applying the Daily Adjustment.

Response:

Additional disclosure has been added to the prospectus.

15.      Section 7, Index Performance Strategy Index Option Value Daily Adjustment (pages 32-33)

Comment:

You indicate that the Proxy Investment would return the same amount as the Index Option on an Index Anniversary. Please revise this to indicate the Proxy Investment is an estimate of what the Index value gain or loss would have been if the investment were held until the Index Anniversary.

Response:

Additional disclosure has been added to the prospectus.

16.      Section 7, The Alternate Minimum Value (page 33)

Comment:

Please add more of a description of how the Alternate Minimum Value is calculated, similar to the description of how the Daily Adjustment is calculated in Appendix B.

Response:

Additional disclosure has been added to the prospectus.

17.      Exhibit 99(b) to the Form S-1 Registration Statement

Comments:

(a)	Please provide additional explanation regarding the Daily Adjustment formula calculation, including the various inputs and their source.

(b)
Please include four examples of the Daily Adjustment calculation showing the Daily Adjustment at various points during the Index Year. The examples should state all assumptions used in the calculation. Two of the examples should show the effect of an increase in Index value since the beginning of the Index Year and two should show a decrease. For the two examples showing an increase, one should show the increase at the beginning of the year and the other should show the increase closer to the end of the year just before the Index Anniversary. The two decrease examples should also use this pattern.

Responses:

(a)	Additional disclosure has been added to the Exhibit.

(b)
The requested four examples are already contained in the Exhibit, though they are mingled with additional examples. We believe our longer set of examples provides information that is valuable to purchasers, and so have left the longer set of examples in the Exhibit. We have, however, highlighted the four examples you have specifically requested.

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COMMENTS RECEIVED APRIL 10, 2013

1.      General Comments

Comments:

(a)
Please clarify how the Alternate Minimum Value and Daily Adjustment relate to each other in regard to the Index Performance Strategy Index Option Values. Please indicate if these are added together, or if a person can receive only one of these values.

(b)	Please verify that you have provided formulas for both the Alternate Minimum Value and Daily Adjustment.

(c)
Please clarify that upon a partial withdrawal from an Index Performance Strategy Index Option, the balance remaining in the Index Option on the next Index Anniversary receives a Performance Credit subject to the Buffer and the Cap. Please clearly state that any partial withdrawal from an Index Performance Strategy Index Option during the Index Year does not receive a Performance Credit on the next Index Anniversary.

Responses:

(a)
A person receives either the Daily Adjustment or the Alternate Minimum Value when amounts are removed from an Index Performance Strategy Index Option, but not both. We calculate and apply a Daily Adjustment to the Index Performance Strategy Index Option Values on any day other than an Index Anniversary. The Alternate Minimum Value applies on certain transactions: a withdrawal, annuitization, transfer from an Index Option to a Variable Option, or if we pay a death benefit. So if an Alternate Minimum Value transaction involves removing Index Performance Strategy Index Option Value on a day other than an Index Anniversary, we first calculate the Index Option Value using the Daily Adjustment, then increase this amount to equal its associated Alternate Minimum Value, if greater. Please note that on a partial withdrawal or partial transfer, the comparison of Index Option Value to Alternate Minimum Value is proportional.

Additional disclosure has been added to the prospectus to address this.

(b)	The formulas for the Alternate Minimum Value and Daily Adjustment are included in the Exhibits to the S-1 Registration Statement.

(c)	Additional disclosure has been added to the prospectus.

2.      Summary – What Are the Contract’s Benefits? (Page 8)

Comment:

Please clarify that the minimum Declared Protection Strategy Credit, minimum Cap, minimum Buffer, and actual Buffers for a Contract apply for the entire time the Contract is in force.

Response:

Additional disclosure has been added to the prospectus.

3.      Summary – What Are the Different Values Within the Contract? (Page 9)

Comments:

(a)	Please clarify which Black Scholes model is used in calculating the Daily Adjustment and what are its fundamental components.

(b)	In the paragraph below the bullet points please clarify when the Daily Adjustment applies and whether or not it applies on Index Anniversaries.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

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4.      Summary – How Do We Apply Credits to the Index Options? (Page 10)

Comments:

(a)	Please clarify how the Note regarding partial withdrawals relates to the Performance Lock.

(b)	Please clarify in the Note regarding partial withdrawals whether the partial withdrawals receive the Daily Adjustment or Alternate Minimum Value.

Responses:

(a)	The Note regarding partial withdrawals does not relate to the Performance Lock, but to Credits. Additional disclosure has been added to the prospectus to address this.

(b)	Additional disclosure has been added to the prospectus

5.      Summary – How Do the Caps and Buffers Affect My Contract’s Potential Growth? (Page 10)

Comment:

Please clarify that the minimum Buffer and the minimum Cap apply for the entire time the Contract is in force.

Response:

Additional disclosure has been added to the prospectus.

6.      Summary – Can I Transfer Index Option Value Between the Allocation Options? (Page 10)

Comments:

(a)	Please clarify if there is any required amount for transfers from the Index Options to the Variable Options on a sixth Index Anniversary.

(b)	Please clarify if there is a required time period that money must be in the Index Options before it can be transferred to the Variable Options on a sixth Index Anniversary.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

7.      Summary – How Can I Take Money Out of My Contract? (Page 10)

Comments:

(a)	Please clarify when the Daily Adjustment is calculated for amounts withdrawn from an Index Performance Strategy Index Option before the Index Anniversary.

(b)
Please clarify if amounts withdrawn from an Index Performance Strategy Index Option under the free withdrawal privilege, waiver of withdrawal charge benefit, and required minimum distribution program receive the Daily Adjustment.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)
When we process a withdrawal from an Index Performance Strategy Index Option under the free withdrawal privilege, waiver of withdrawal charge benefit, or required minimum distribution program on a day other than an Index Anniversary we first calculate the Index Option Value using the Daily Adjustment. This calculation does not affect the amount we pay to an Owner. Instead, it affects the amount we remove from an Index Option Value for the withdrawal because withdrawals come out of the Allocation Options proportionately based on the percentage of Contract Value in each Allocation Option unless the Owner instructs to remove money from specific Allocation Options.

Additional disclosure has been added to the prospectus to address this.

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8.      Risk Factors – Liquidity Risk (Page 15)

Comment:

Please discuss liquidity risk of the Daily Adjustment and Alternate Minimum Value.

Response:

Additional disclosure has been added to the prospectus.

9.      Risk Factors –Risk of Negative Returns (Page 15)

Comment:

Please discuss the risk of negative returns associated with the Daily Adjustment and Alternate Minimum Value.

Response:

Additional disclosure has been added to the prospectus.

10.      Risk Factors –Substitution of an Index (Page 16)

Comments:

(a)	Please clarify that when substituting or removing an Index, you seek regulatory approval unless the Index has been discontinued.

(b)	Since the Cap is not reset when an Index is substituted, please indicate if the Cap may not fully correlate to the new Index.

(c)	Please indicate if the substituted Index will be substantially similar to the Index it is replacing.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

(c)	Additional disclosure has been added to the prospectus.

11.      Risk Factors –Regulatory Protections (Page 17)

Comment:

Please clarify that Allianz Life is not registered as an investment company and if an Owner allocates to an Index Option, this allocation is not part of the Separate Account.

Response:

Additional disclosure has been added to the prospectus.

12.      Allocation of Purchase Payments (Page 22)

Comment:

Please clarify that an Owner cannot change from one Index Option to another mid-year, but only on an Index Anniversary.

Response:

Additional disclosure has been added to the prospectus.

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13.      Index Options (Page 30)

Comments:

(a)
Please clarify how the Alternate Minimum Value and Daily Adjustment relate to each other in regard to the Index Performance Strategy Index Option Values. Please indicate if these are added together, or if the Owner receives only one of these values.

(b)	Please clarify if the Alternate Minimum Value applies to both Crediting Methods.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

14.      Daily Adjustment (Page 32)

Comment:

Please clarify the Daily Adjustment applies only to the Index Performance Strategy Index Options.

Response:

Additional disclosure has been added to the prospectus.

COMMENTS RECEIVED MARCH 5, 2013

1.      General Comments/Cover

Comments:

(a)	In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

(b)	Please highlight and cross-reference to the “Risk Factors” section, and provide the page number where the section can be found in the prospectus, also required by Item 501(a)(5) of S-K.

(c)	Please provide the dealer prospectus delivery obligations legend on the outside back cover of the prospectus, as required by Item 502(b).

(d)	Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options.

(e)
Please explain the bolded statement in the sixth paragraph that Index Performance must be “significantly negative” in order to lose money since any negative performance is applied as a Performance Credit to the extent it exceeds the Buffer.

Responses:

(a)
We have added additional definitions of defined terms in the text of the prospectus as follows: Annuitant, Beneficiary, Determining Life, Index Anniversary, Index Effective Date, Index Option Base, Lock Date, Owner, Qualified Contract, and Valid Claim.

(b)	A prominent reference to the Risk Factors section, with page references, have been added to the cover of the prospectus.

(c)	The following disclosure has been added to the outside back cover of the prospectus:

Until May 1, 2014, all dealers that effect transactions in these securities may be required to deliver a prospectus.

(d)	The following language has been added to the cover of the prospectus:

Purchase payments can be allocated to any or all of the Variable Options or Index Options.

(e)	The last sentence of the paragraph has been revised as follows:

You can lose money that you allocate to the Index Performance Strategy.

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2.      Glossary (Pages 3-6)

Comment:

“Contract Value” and “Daily Adjustment.” In these definitions, please clarify whether the Daily Adjustment impacts the Contract Value and if so, describe the circumstances under which this occurs. Please also make this clarification to the “Risk of Negative Return” section on page 14.

Response:

Additional clarifying language has been added to the definitions of “Contract Value” and “Daily Adjustment” and to the section “Risk of Negative Return.”

3.      Summary (Pages 7-10)

Comments:

(a)
Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options. Specify any restrictions on amounts or percentage of Purchase Payments that can be allocated to each option. Also, clarify if a contract owner could elect different Crediting Methods for amounts allocated to an Index Option (where both methods are available) and how such allocations would be determined.

(b)	Please clarify in the “What are the Contract Charges” section on page 7 when Contract charges are applied if a partial or full withdrawal is made before an applicable Index Anniversary.

(c)
Please also clarify if any credit would be applied to amounts withdrawn before the Index Anniversary in the section “What are the Contract’s Benefits?” Also, please disclose the length of time that Credits will be applied if specific allocation instructions are not provided on Index Anniversaries.

(d)	Please explain your legal basis for posting the Caps and Buffers initial and annually on a website, rather than in the prospectus and prospectus supplements.

(e)	In the section ‘What are the Different Values Within the Contract” on pages 8-9, please clearly explain the Daily Adjustment and how it is applied. Please also explain when the Proxy Value is applied.

(f)	Please explain when Crediting Methods can be changed.

(g)
In the section, “How can I Take Money Out of my Contract,” on page 10, please explain more fully what is meant by the statement that amounts withdrawn before an Index Anniversary may not receive the full benefit of the Buffer. See also, the last paragraph of the “Liquidity Risk” section which contains the same statement. Also, please explain if amounts withdrawn before the Index Anniversary impact the amount of the Cap.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)	Additional disclosure has been added to the prospectus.

(c)	Additional disclosure has been added to the prospectus.

(d)
We reviewed a number of registration statements filed in the EDGAR system on Form S-1 and S-3 to register insurance company general account investments. These investments that were being registered included registered fixed accounts with market value adjustments and registered index annuities.

Based on our examination of these registration statements, we believe it is a widespread industry practice that insurance companies that issue SEC-registered fixed insurance products do not notify their contract owners of current crediting rates by means of pricing supplements filed on their SEC registration statement. We have thoroughly examined the Edgar system for fixed insurance products registered with the SEC since 2010 on Forms S-1 and S-3. None of the registration statements has been the subject of regular supplements disclosing the current crediting rates or other related pricing information. The industry-wide practice of insurance

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companies issuing SEC-registered fixed insurance products is to inform contract owners of the current crediting rates through a means other than an SEC-filed document. The Company, therefore, should be able to communicate current Declared Protection Strategy Credits and Index Performance Strategy Caps and Buffers through the following procedures, which are designed to provide the information to Owners in a timely fashion.

The Company has modified its prospectus to disclose that the minimum Declared Protection Strategy Credit and Index Performance Strategy Cap are 1.5%, and the minimum Index Performance Strategy Buffer is 1%. In addition, as disclosed in the prospectus, the Company will post the Declared Protection Strategy Credit and Index Performance Strategy Cap and Buffer on its website on an ongoing basis, and update this disclosure one week before rates become effective. The amount of the Index Performance Strategy Buffer will not change for the life of the Contract.

The Company will inform each Owner of the Index Performance Strategy Buffer and the initial Declared Protection Strategy Credit and Index Performance Strategy Cap applicable to their Contract in the Index Option Statement mailed on the Index Effective Date. The Company will also notify the Owner of new Declared Protection Strategy Credits and Index Performance Strategy Caps for each subsequent period in the Annual Index Option Statement mailed to the Owner on each Index Anniversary. Owners, therefore, will receive notice of the applicable Credit, Cap and Buffer by means of the Index Option Statement on the same schedule that he or she would otherwise receive a prospectus delivered with the confirmation of the purchase of a security. The Company has revised the prospectus to contain a description of these procedures.

(e)	Additional disclosure has been added to the prospectus.

(f)	Additional disclosure has been added to the prospectus.

(g)	Additional disclosure has been added to the prospectus.

4.      Risk Factors (Pages 14-15)

Comments:

(a)
In the “Calculation of Credits” section on page 15, the disclosure that an index may be terminated “when we are unable to use the Index” should be clarified. Also, please consider limiting the circumstances under which you may eliminate any or all Indices or explain with prominent disclosure that you have broad rights to eliminate any or all Indices and the impact on the contract if this right is exercised. Please also, more fully explain the effect on contract owners of an Index change as mentioned in the last paragraph.

(b)	Supplementally, please explain what regulatory approval you are referring to in the last paragraph of the “Calculation of Credits” section (page 15).

(c)	In the “Changes to Caps, Buffers, and Declared Protection Strategy Credits” on page 15, please explain the impact of withdrawals made before the Index Effective Date on the Caps.

Responses:

(a)
As disclosed on page 16 of the prospectus, the Company reserves the right to substitute a new index for an existing referenced Index. It does not reserve a right to “eliminate any or all Indices” as suggested in the comment. In response to the comment, we have added a subject heading that draws increased attention to the Company’s right to substitute an Index. In addition, we have added disclosure explaining the circumstances in which the Company may exercise this right. We believe the prospectus as initially filed adequately explains the impact that substituting a referenced index may have on an Owner who has allocated Contract value to an Index Option.

(b)	The regulatory approval referred to is the approval of the Insurance Departments of all applicable states.

(c)
Money is not allocated to the Index Options until the Index Effective Date. Therefore, any money withdrawn before the Index Effective Date cannot receive a Credit or be subject to the Cap. Any money remaining in the Contract after such a withdrawal will be moved to the Index

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Performance Strategy Index Options on the Index Effective Date according to the Owner’s allocation instructions and will be subject to the Caps effective on that date.

5.      Excessive Trading and Market Timing Policy (page 25)

Comment:

Please explain in plain English the reservation contained in the fourth paragraph of this section.

Response:

The following language has been added to the prospectus:

This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting Investment Option returns. Similarly, rapid or frequent trading may cause an Investment Option to incur excessive transaction fees, which also could affect performance.

6.      Index Options (Page 28)

Comment:

Please explain the effect of the Daily Adjustment on withdrawals. Also, please explain the effect of the Alternate Minimum Value and cross-reference the section where the Alternate Minimum Value is discussed in greater detail.

Response:

Additional disclosure has been added to the prospectus.

7.      Daily Adjustment (Page 30)

Comments:

(a)	Please provide a plain English description of the Daily Adjustment Formula.

(b)	Please also provide the exact Daily Adjustment Formula. This may be done in an appendix to the prospectus.

(c)	Please provide a plain English description of what the terms in the formula mean and how they operate.

(d)
Please clearly state what the Daily Adjustment is used to calculate. What are the consequences of the Daily Adjustments being different than the Index returns as stated in the second paragraph of this section?

(e)
Please provide disclosure similar to the disclosure in file numbers 333-161963 and 333-165396 with respect to the description of adjustments to account value made at the time of a partial withdrawal, how those adjustments are determined and why the mechanism is used.

Responses:

(a)	Additional disclosure has been added to the prospectus.

(b)
Additional disclosure has been added to Exhibit 99.b to the S-1 Registration Statement. A redlined courtesy copy of the Exhibit is included with this letter. Please also see our response below to item 9. regarding placing the disclosure in an Exhibit.

(c)
Additional disclosure has been added to Exhibit 99.b to the S-1 Registration Statement. A redlined courtesy copy of the Exhibit is included with this letter. Please also see our response below to item 9. regarding placing the disclosure in an Exhibit.

(d)	Additional disclosure has been added to the prospectus.

(e)	Additional disclosure has been added to the prospectus.

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8.      Performance Locks (Page 30)

Comment:

Please clarify the sentence in the first paragraph of this section regarding how the Index Value adjusts after a Performance Lock for additional Purchase Payments since additional Purchase Payments cannot be added to an Index Option except on an Index Anniversary.

Response:

We revised the prospectus to read as follows:

However, the Index Option Value does decrease during the remainder of the Index Year for any partial withdrawals and the deduction of any Contract expenses. Beginning on the next Index Anniversary, your locked Index Performance Strategy Index Options will no longer be locked and Daily Adjustments will again apply.

9.      The Alternate Minimum Value (Page 31)

Comments:

Please explain if this value applies to both Crediting Methods. Supplementally, please explain the legal basis for including the information about the Alternative Minimum Value in an exhibit rather than in the prospectus.

Responses:

The following language has been added to the prospectus:

The Alternate Minimum Value applies to both of the Crediting Methods.

In response to the question regarding the authority for placing certain disclosures in an Exhibit rather than the prospectus, please note that Information pertaining to the Alternate Minimum Value is included in both the prospectus and as Exhibit 99.a to the Form S-1 Registration Statement for the Contract. The prospectus contains a simple, brief explanation of the Alternate Minimum Value, and the Exhibit contains more detailed, technical information. The information in the Exhibit is incorporated by reference into the prospectus, and so from a legal perspective is considered to be included in and a part of the prospectus. A redlined courtesy copy with additional disclosure is included with this letter.

The rule pertaining to incorporation by reference, Rule 411 of Regulation C, specifically allows for incorporation by reference of information into a prospectus, so long as the incorporated information is not specifically required to be contained in the prospectus. In the case of the disclosure pertaining to the Alternate Minimum Value, there is no disclosure requirement in Form S-1 requiring any specific information regarding the Alternate Minimum Value to be physically included in the prospectus. As such, the limited information included in the prospectus, long with the more detailed information filed as an Exhibit and incorporated by reference into the prospectus, should meet the requirements of the Rule. Further, Rule 411 specifically contemplates the type of filing that the Company effected, in which a document is filed as an Exhibit to the Registration Statement and then is incorporated by reference into the prospectus. See Rule 411(b)(4). In accordance with Rule 411(d), an express statement regarding incorporation by reference is placed each place in the prospectus at which incorporated information is placed.

In addition, while not dispositive, it is important to point out that the Alternate Minimum Value feature was included to comply with state insurance laws, and the feature is neither material nor significant from a product perspective. It is unlikely the Contract purchaser will consider the feature in the investment decision, or will receive a benefit from the feature, other than in certain limited circumstances. Allianz does not plan to market the feature.

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10.      Withdrawal Charge (Page 32-33)

Comment:

Please explain what charges apply for partial withdrawals.

Response:

On a partial withdrawal, the Contract assesses a contingent declining withdrawal charge that starts at 8.5% and lapses after year 5. The withdrawal charge is assessed to the extent of net Purchase Payments. The withdrawal charge period and amount applies to each Purchase Payment separately. The withdrawal charge is assessed to the extent the withdrawal exceeds the annual free withdrawal privilege. The charge is outlined in further detail in the paragraph following the withdrawal charge chart on page 35.

11.      Death Benefit (Page 38-39)

Comment:

Please explain the bolded language in the second paragraph on page 39 regarding a change in the Owner after the Issue Date.

Response:

Certain states do not allow us to restrict changes of ownership. In a state that does not allow such restrictions, the following two bullet points detail how we determine the death benefit if the ownership of the Contract changes after the Issue Date such that the Owner and Determining Lives are different individuals and do not die simultaneously.

12.      Taxation of Annuity Contract (Page 41)

Comment:

Please add an explanation of the exclusion ratio noted in the sixth bullet of this section.

Response:

The sixth bullet has been revised to read as follows:

•
If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.

13.      Missing Information

Comment:

Much of the information required by forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment. We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time. Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

Response:

All information required by Form S-1,  N-4, and Regulation S-K, including exhibits and financial statements, will be filed by pre-effective amendment.

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14.      Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

•	the registrant may not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management, a copy of this letter and a redline copy of the changed pages for the Index Advantage prospectus.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:           /s/ Stewart D. Gregg
Stewart D. Gregg

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